Exhibit (12)

Eastman Kodak Company
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratio)

Six Months
Ended
June 30, 2010

Earnings from continuing operations before income taxes	$104

Adjustments:
Interest expense	79
Interest component of rental expense (1)	18
Amortization of capitalized interest	1
Earnings from continuing operations as adjusted	$202

Fixed charges:
Interest expense	$79
Interest component of rental expense (1)	18
Capitalized interest	-
Total fixed charges	$97

Ratio of earnings to fixed charges	2.08

(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.